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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026


This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

The following quotes were posted on Compaq's internal intranet on October 2, 2001:


                        ANALYSTS AND CUSTOMERS COMMENT ON
                   THE PROPOSED HEWLETT-PACKARD/COMPAQ MERGER

NOTE: THESE QUOTES CAN BE USED IN CUSTOMER COMMUNICATIONS. ALWAYS CITE THE THIRD-PARTY REFERENCE WHEN INCLUDING IN LETTERS AND PRESENTATIONS.

INDUSTRY ANALYSTS

OSS NEWS - RHK TELECOMMUNICATIONS INDUSTRY ANALYSIS, SEPTEMBER 11, 2001 "HP COMPAQ MERGER COULD BRING UPSIDE TO SERVICE ASSURANCE PORTFOLIO"

"It's clearly too early to speculate on the actual intentions of the new company. But while Wall Street is unimpressed by this merger, RHK sees potential upside from the OSS perspective at least."

"Another important component of this merger is the creation of the third-largest systems integration business on the planet - a valuable asset at a time when service providers are looking for integration support, not just great software products."

PATRICIA SEYBOLD, FOUNDER AND CEO OF THE PATRICIA SEYBOLD GROUP, A BOSTON-BASED TECHNOLOGY CONSULTING COMPANY, SEPTEMBER 6, 2001

"The proposed union should be a positive experience for customers because the new corporate entity should be better positioned to extend its reach into both the enterprise and small business customer spaces. "

"Both companies value the channel. They need it and see it as a healthy way to serve customers."

She also notes that the merged entity will offer "the comfort of being a mass-market player with competitive pricing and local service and support infrastructure" to the small business and consumer customers. Multinational customers should look more favorably on the new company's larger scale."

PATRICIA B. SEYBOLD, INDUSTRY ANALYST, SEPTEMBER 6, 2001
AN OPEN LETTER TO CARLY FIORINA AND MICHAEL CAPELLAS

"I believe that your combined company will have the strength and reach required to excel in tighter economic times. And I think that the HP/Compaq merger will benefit your mutual customers and prospects."

THE FORRESTER BRIEF, SEPTEMBER 4, 2001

"Despite Wall Street talk of synergies and cost savings, the Compaq-HP merger is about something bigger: survival in a consolidating industry. By acting now, these firms guarantee that they'll still be here to compete in the post-PC world of services."

"By the time the dust settles on this merger, the hew HP will have the staff and skills to handle desktop and multivendor networking jobs that IBM Global Services and EDS won't touch."

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IDC BULLETIN, INTERNET INFRASTRUCTURE HARDWARE, SEPTEMBER 2001

"HP's announced acquisition of Compaq is a sound business strategy to increase revenue and reduce expenses in a market that is changing rapidly and consolidating."

IDC FLASH
EXECUTIVE INSIGHTS:HEWLETT-PACKARD AND COMPAQ LOOK TO THE FUTURE, SEPTEMBER 2001

"We believe the combined HP/Compaq will position itself as a strong competitor to IBM in terms of being able to provide leading-edge access and enterprise class technology and infrastructure support services."

"This is not a transition that will happen overnight, but rather one that requires patience and a long-term vision. The first step is for suppliers to acknowledge the changing value proposition associated with providing more seamless solutions over point technologies. Today's announcement was a giant step in that direction."

ABERDEEN GROUP, SEPTEMBER 17, 2001

"Though some critics may argue that the newly merged Hewlett-Packard/Compaq should divest the PC business as a millstone, the enterprise and consumer PC business is fundamental to the success of this acquisition."

"With the expected success of Itanium and the new HP's potential for developing winning Linux and Linux/Unix affinity strategies, the new company is positioned to be a significant competitor (to IBM) in the Linux market - and has the potential to become the revenue leader."

"Given their similarities, the good news for HP and Compaq is that integrating their service businesses should not present a major challenge."

"Make no mistake, the combination of HP and Compaq could indeed create an industry powerhouse."

 ILLUMINATA

"HP has just purchased one of the leading storage companies in the industry. This could be EMC's worst nightmare."

SUMMIT STRATEGIES

"One of the great potential synergies in this deal is in storage. This clearly puts HP in a strong storage position, one they could not have gotten on their own."

CUSTOMERS

GENENTECH, INC., A CUSTOMER ON ADVISORY COMMITTEES FOR BOTH COMPAQ AND HP
"I see many more synergies than Wall Street does, and a lot more in the way of offsetting strengths and weaknesses than they are currently reporting."

DARREN HUSTON, SENIOR VICE PRESIDENT, STARBUCKS, A COMPAQ ALLIANCE PARTNER

"The synergy between Compaq's and HP's collective assets and competencies truly holds exciting potential for our alliance going forward. Like you, we truly believe this will strengthen the already strong bonds being formed between our two companies."

PARTNERS

CRAIG BARRETT, CEO INTEL CORPORATION
"Combining their hardware skills and service efforts gets them much closer to critical mass across the board ... it makes a whole lot of sense to me."

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FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.